

Mail Stop 4561

February 9, 2017

Charles A. Mathis
Chief Financial Officer
Science Applications International Corporation
1710 SAIC Drive
McLean, Virginia 22102

     Re: Science Applications International Corporation
             Form 10-K for the Fiscal Year Ended January 29, 2016
             Filed March 29, 2016
             File No. 001-35832

Dear Mr. Mathis:

     We have reviewed your January 19, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2017 letter.

Consolidated and Combined Statements of Income and Comprehensive Income, page F-3

1. With regard to your response to our prior comment 2, you indicate that all of your revenues are generated from services and therefore are not required to present, separately, a category of product in the income statement for supply chain related materials and other materials pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X. Please reconcile your accounting for these materials-related revenues to the relevant revenue recognition accounting policies on page F-8. Further clarify for us your basis for not separately presenting a product and service breakout on your income statement for your arrangements. In this regard, it also appears from your disclosures and investor presentations that you provide differing types of services and materials which appear to require disclosure under ASC 280-10-50-40. Regarding investor presentations, we refer to pages 7-12 of your July 2016 investor presentation.

2. To the extent that materials related revenues under supply chain contracts are being recognized on a gross basis, please provide us with a detailed analysis of how your accounting complies with ASC 605-45-45. Also, if these supply chain contract revenues are recognized on a gross basis, provide us with a detailed analysis of your conclusion that the sale of material under these contracts, which as noted on page 28 generate lower gross margins than services, should not be broken out separately in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 14- Business segment information, page F-30

3. In your response to our prior comment 4, you indicate that "since the U.S. government is the ultimate end customer and the contracts are subject to the same contract acquisition and performance requirements, the different departments and agencies of the U.S. government are not considered to be a different type or class of customer". In your analysis of operating segments economic characteristics under ASC 280-10-50-11 and ASC 280-10-55-7A, 7B and 7C, please tell us how you considered the spending power of each agencies, the length as well as type of contracts issued and the expectation set forth by each agency, including the related contracting manager. Furthermore, as noted by prior and recent executive action, tell us how you considered the fact that certain agencies might have their budgets cut or increased as well as the fact that certain agencies might be impacted by policies regarding contractors, spending or hiring freezes, while others would not be subject to such executive actions or sequestrations.

4. We note that, at the Cowen One-on-One Forum, Tony Moracco indicated that "*one other area of significant OCI was in the intel community*". In particular, he states that you "*were trying to organically grow in the intel community, knowing it would be very difficult*". In this regard, it appears that ultimately you decided to allocate resources to, and made the decision to buy the company Scitor, which according to him is very well positioned in the services side of the intel community. In particular, he indicates that the acquisition was completed to "*fill a large amount of your OCI hole that was left*". Please advise how you considered these views in your analysis that the related customers and economics are sufficiently similar to aggregate pursuant to ASC 280-10-50-11.

5. Please tell us what consideration you gave in your analysis, that your customers are sufficiently similar under ASC 280-10-50-11(c), regarding the following statement made during the Cowen Forum:
    - "On the protect side, one of our largest programs is the Army AMCOM Express contract vehicle. It's a long-term blanket purchase agreement. This program is one of our larger re-competes. It's going through contract restructuring. But we're very well positioned to re-secure that work in this aviation program and software components with the computer resources. Represents continuation of that same work and that protect category for our important Army customer."

Your response should also address the notion that your CEO appears to view your customers as two types of portfolios, as exemplified by the following statements in the Cowen Forum:

- "Servicing the federal market, principally in these five verticals: Army, Navy, Marine Corps, each about $1 billion; defense agencies, combat and commands, slightly below that; $1 billion federal civilian portfolio, the likes of FAA, NASA, DHS. And in the intelligence community and Air Force programs, principally supported from our Scitor acquisition in May, at again, just over $0.5 billion."
- "On the portfolio mix. You see the split, mostly federal. Two-thirds in the defense sectors with the Army, Navy, Marine Corps, and intel. Federal civilian agencies, about 23%."

6. In your response to our prior comment 4, you indicate that the Company's matrix of organization fully integrates its service lines across its five customer facing operating segments, such that the services provided within each operating segments are similar. You also indicate that your business operations are under similar regulatory oversight. Taking into account the requirements set forth in ASC 280-10-50-11(a)-(e), please tell us what consideration you gave to the impact of each agency's procurement practices and the related contract managers' decision making ability. Also, tell us how you considered the fact that you have customers in both classified and non-classified related spaces. In particular, it appears to us that certain of your contracts require different levels of clearance that may limit the type of employees assigned to certain tasks, as exemplified by the existence of a classified business oversight committee within your board of directors.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services